June 14, 2005

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re:   AmeriChip International, Inc.

      Form 10 - KSB for the fiscal year ended November 30, 2004
      Filed March 15, 2005
      File No. 000-33127
      Attn: Gary Todd; Kristin Lochhead;

Ladies and Gentlemen:

AmeriChip International, Inc. (the "Company"), hereby files its Form 10-KSB/A and responds to your comments in your letter dated April 12, 2005. In addition, please find three copies of the filing and three redline copies of the filing.

      1. Please expand to provide critical accounting policy disclosure conforming to the guidance from FR-60 and FR-72. Please note that ethical accounting policy disclosure should provide insight about complex judgments and estimates that underlie the accounting policies you identify as critical. Disclosure that merely repeats basic accounting policies will not generally satisfy the objectives of the disclosure.

We have provided additional information conforming to the above guidance and anticipate further additions as our anticipated acquisitions are made.

Recent Events

      2. In the second paragraph, disclose the fair value assigned to the non-compete shares, including how that fair value was determined and the timing of expense. Also clarify how these parties are related to your business. Apply this general guidance in other instances where you make reference to shares issued for services. For instance, the last two paragraphs of this section.

The fair market value was recorded at .06 per share which was the common stock trading price during the respective periods.

We have noted this comment and revised the document to reflect the relationship of the Company to Richard Zyla and Mr. Thomas Howard.


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CEOcast Inc. distributes the Company's press releases to its proprietary database of investors, provides leads to the Company from interested potential investors, posts a profile of the key products and services on CEOcast home page as well as all company press releases, coverage of Company updates where appropriate and introduction to potential financing sources.

RM Communications, in addition to building and maintaining websites for both AmeriChip International and AmeriChip Tool and Abrasives, created our email infrastructure which it maintains, developed our corporate logo and branding. RM Communications will create and implement all marketing materials/programs once we have acquired KSI. The Company posts all news releases to the website, recommends and or consults on any required communications equipment, materials for investors, corporate speaking, tradeshows and B2B opportunities. The creation of e-flyers targeted to specific industries. Background structure integration of acquisition websites to link into existing AmeriChip website, ensure ownership of URL's and centralize hosting/posting and email activities.

      3. With respect to KSI. in the fourth paragraph you state that you signed a purchase agreement on December 7, 2004 while in the fifth paragraph you indicate that a definitive agreement has not been reached. These disclosures do not appear Consistent. We also see that you announced signing of a definitive agreement on December 22, 2004 while this Penn 10-KSB was filed in March 2005. Revise to more clearly describe the status of the acquisition and agreements not yet executed or complete.

We have noted this comment and revised the document to reflect that although an agreement was executed, there are conditions to closing that require satisfaction before the transaction can be completed.

      4. As a related matter, clarify the nature of the $3.2 million. That is, disclose the terms of payment in more detail, Address how you will finance the transaction and the terms of any expected borrowings.

The stock purchase will be for an aggregate consideration of $3.2 million in the form of a promissory note. The promissory note for Jim Kotsonis will be paid from net profits at 1-1/2 over prime. The payments will start until 60 days after closing. A $200K down payment will be paid at closing leaving a balance on the not of $3M. $150K has been deposited already. Jim Kotsonis will take a position behind SNK Machine USA.

      5. Tell us how you plan to account for the shares to be issued to Mi-Kotsonis. Support in GAAP that your planned accounting, as purchase price or compensation, is appropriate. Please be detailed and specific in supporting your planned accounting.


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The transaction which is anticipated in the acquisition of KSI will have the assets revalued based upon fair market values. Any value in excess to the fair market value of fixed assets will be allocated to intangibles if they exist and are not impaired. Any portion of these payments which are compensation will be expensed at the appropriate period.

Results of Operations

      6. Please expand to discuss the nature and composition of operating expenses in greater detail. More clearly explain reasons for material changes in amounts and composition from period to period. Provide detail about the nature and composition of consulting expenses referred to in the existing paragraph. Significant amounts should be quantified.

We have noted this comment and revised the document to expand on the nature and composition of operating expenses.

With the establishment of the wholly owned subsidiary, the Company established a payroll for four (4) employees that have been jointly responsible for the revenues generated in the normal course of business. There are six (6) persons who incur normal business expenses for the furtherance of the business model including travel, accommodation and entertainment expenses. Legal and accounting expenses have increased in the normal course of filing regular 10K-SB's and 10Q's and all the requisite filings with the SEC. As a result of comment letters and review letters from the SEC with respect to our financial reporting and financial arrangements with Cornell Capital Partners we have incurred extraordinary expenses in the process of responding. As management has devoted 100% of its time to further the business model, it has retained the services of consultants to assist in moving the company forward.

      7. As a related matter, the existing disclosure explains a significant increase in expenses by citing matters identified as "reductions" in expenses. Your disclosure is not clear. Please revise.

We have noted this comment and revised the document to clarify the nature and amount of expenses.

      8. In addition, we see that interest and financing expenses increased compared to the prior year and that you recognized income for the forgiveness of debt during fiscal 2004. Please expand to discuss the reasons for the increase in interest and financing expense and the nature of the income for forgiveness of debt.

We have noted this comment and revised the document to expand the discussion to include the reasons form the expense and forgiveness of debt. Furthermore the corrections to the financial statements as reported in Note 11 review these changes.


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Liquidity and Capital Resources

      9. Tell us when the sales occurred in 2004 and tell us when the related receivables were collected. If they have not been collected, tell us why it is appropriate to report revenues for these transactions in these financial statements. Confirm that the purchasers were not related parties or otherwise make disclosure under FAS 57

With the Company's operation of Americhip Tools & Abrasives, LLC (ATA), the Company began to recognize sales from its planned activities. The Company only recognized collection of approximately $5,500 in the fourth quarter of 2004 ended on November 30, 2004. Subsequently all of the outstanding accounts receivable were collected in the 1st quarter of 2005. These sales were all to outside entities under normal credit terms.

Consolidated Financial Statements

General

      10. It appears that you devote substantially all of your efforts to establishing a new business and that you have not generated significant revenue from planned principal operations. Accordingly, either revise to provide a development stage disclosure pursuant to SFAS 7 or, in a supplemental narrative, explain why those disclosures are not required. Refer to paragraphs 8 & 9 to SFAS 7.

ATA is an operating subsidiary of AmeriChip and is part of the Company's planned operations. ATA started sales prior to the issuance of the Consolidated Financial Statements. With the acquisition of inventory, ATA became the Company's first fully operating subsidiary. With the establishment of planned operations in its subsidiary, the Company moved from a development stage enterprise into an operating company in August 2004. The Company was in the development stage from December 1, 2000 through November 30, 2003. The year 2004 is the first year during which it is considered an operating company.

Please see Note 1. It has been revised to provide additional development stage disclosure.

Statement of Stockholders' Equity

      11. In Note 5 you disclose that the 20,020,000 shares were issued as a result of a stock split while this Statement indicated that those shares were issued in the reverse merger. Which is correct? The disclosures do not appear consistent. Please revise to clarify. Also clarify supplementally.


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

The antecedent operating company equity interest is represented by the 60,000,000 outstanding shares of common stock. The prior registrants' stock was 20,020,000 and is considered to be outstanding to the combined company since March 2003. The information provided is for additional historic purposes and has no effect upon the recapitalization of the current operating Company.

Please see Note 5. It has been revised to reflect the correct information concerning the forward stock split.

      12. It appears that shares issued in the recapitalization and shares issued in the stock split should be viewed as outstanding for all periods for earnings per share purposes. Accordingly, the number of weighted-average shares for fiscal 2003 appears incorrect. Either revise or advise.

The 20,020,000 shares represented shares shareholders first acquired in recapitalization. The consolidated statement of operations has been revised to reflect the correct number as evidenced by the following calculation.

                         Earnings Per Share Calculation
--------------------------------------------------------------------------------
Date issued                    # sh                 #days out         W/A Total
-----------------------------------------           ----------------------------
Balance 12/1/02                60,000,000     X      365/365         60,000,000

Recapitalization 3/22/03       20,020,000     X      253/365         13,876,877

10/31/2003                      5,350,000     X       30/365            439,726
                                                                   ------------

Total weighted average shares 2003                                   74,316,603
                                                                   ============

The 20,020,000 shares of common stock were only outstanding for the operating company's continuing reporting for part of the year. Although the shares represent shares of the registrant, it is no longer the operating history of the continuing entity. The Consolidated Financial Statements have been changed accordingly.

      13. We see numerous transactions where shares were issued for non-cash consideration. For each transaction you should disclose how the fair value of the shares granted was determined. For instance, we would normally expect fair value to be based on the quoted market price of your stock on the date of grant. Refer to FAS 123 and appropriately expand.

      All references to the fair value of shares granted have been revised to comply with this request. Please see Note 4, Note 5, Note 6 and Note 7.


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Consolidated Statement of Cash Flows

      14. The cash flow statement for fiscal 2003 is not mathematically accurate. Please revise.

The Consolidated Statement of Cash Flows has been revised to correct the error. Apparently an errant number was added during the edgarizing process.

Note 2. Summary of Significant Accounting Policies

      15. Please note that it is not necessary to make disclosure about pending or recent accounting standards that are clearly not relevant to your business. For instance, we see disclosure about real estate time sharing transactions under SFAS 152.

It is our understanding that the Commission wished to hold all registrants to the highest standard and prior experience beckons to disclose all announcements, noting if currently not applicable.

      16. We see that you recognized some revenue in fiscal 2004. Revise to make revenue policy disclosure. That disclosure should be specific to the nature of your products and services and should address details to the extent the policy differs among customers, channels and products. To the extent material, the policy should also address customer acceptance, return policies, post shipment obligations, warranties, credits and discounts, rebates, price protection or similar privileges, including how these matters impact revenue recognition.

Please see Note 2. It has been revised to include the information requested.

      17. As disclosed in Item 1 "Description of Business", you appear to have entered into numerous arrangements to distribute or otherwise sell products manufactured by others. With respect to those arrangements, in a supplemental narrative, describe your consideration of EITF 99-19. Your response should address the terms and conditions of the arrangements and should demonstrate that you have appropriately considered the requirements of the Abstract in assessing the presentation of revenues in your income statement. We see that you recognized some revenue in fiscal 2004. The narrative response should also specifically and separately address the presentation of those revenues.


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

The Company will be deriving revenues from several sources. When the Company sells product from their inventory, the revenues are reported at gross with a separate display of cost of sales to arrive at gross profit. The Company has taken title of the products, is the primary obligator and has risks and rewards of ownership. When the Company sells products through the agency relationship it has established, the revenues will be reported at net. The Company does not take possession of the goods, is not the primary obligator, has no risks and rewards of ownership and acts as an agent with compensation as a commission.

Note 4. Stock Options and Warrants

      18. In this note, you disclose that you adopted fair value accounting for stock options under FAS 123. Accordingly, you should disclose the fair values of stock options granted in fiscal 2004 and fiscal 2003. You should disclose the model, methods and assumptions applied in estimating those fair values. Refer to SFAS 123 and appropriately expand to provide all of the required disclosures.

Please Note 4. It has been revised to include the information requested.

      19. As a related matter, you state that all options granted in fiscal 2004 and fiscal 2003 were immediately exercised. However, we see no proceeds from option exercises on the statement of cash flows. We also do not see options exercise transactions identified on the statement of stockholders' equity. Please explain supplementally and revise the filing to more clearly explain the underlying facts.

The Consolidated Statement of Cash Flows and the Consolidated Statement of Stockholders Equity has been revised to reflect the changes requested.

      20. In expanded disclosure, please also make more specific disclosure about the recipients of the 20 million options. If granted to officers, employees or directors please state so. If granted to non-employees, please make some disclosure about the nature of the underlying transactions, including a reasonably detailed description of what you received in return. That is, the disclosure should describe the nature of the consulting or other services received. You should also disclose the identity of any related parties pursuant to FAS 57.

Please see Note 4. It has been revised to reflect the changes requested.


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

      21. The first paragraph under the option table identifies two warrant issues and cites three fair values apparently associated with those warrants. You should make clear disclosure about individual transactions where you issue warrants for services. That disclosure should clarify the fair value assigned, how fair value was determined, the nature of the service received in return, and the period of compensation. We see the reference to Note 7, but do not see clear and complete disclosure about all 13 million warrants.

Please see Note 4. It has been revised to reflect the changes requested.

Note 6. Cornell Capital Partners LP Financing

      22. You indicated that you received $800,000 in cash from Cornell Capital financing while the cash flow statement discloses receipts totaling $662,500. We presume the difference is fees and expenses of the debt. Please revise to separately identify the cash and non-cash components of the financing fees.

Although our funding from Cornell Capital was $800,000, the Company only received $662,500 and the balance were fees paid from an attorney's escrow account.

Please see Note 6. It has been revised to reflect the information requested.

      23. For each borrowing you should separately disclose the terms and conditions of the conversion feature, including disclosure of the contractual conversion price and/or formula. You should disclose whether the conversion price provides for any discount from the quoted market price of your shares and disclose the amount of any beneficial conversion feature. Please note that you should also consider the requirements of EITF 00-27 in accounting for any beneficial conversion feature.

Please see Note 6. It has been revised to reflect the requested changes.

      24. We see that you issued stock valued at $207,000 as a commitment fee associated with the Cornell Capital Standby Equity Distribution Agreement and that the fee is being amortized over twenty-four months. Based on your disclosures, the unamortized balance appears to be approximately $150,000 at November 30, 2004. However, we do not see any asset for the unamortized balance, nor does the unamortized fee appear to be netted against outstanding borrowings. Accordingly, the accounting is not clear. Please revise as necessary to clarify how you accounted for the commitment fee. Also explain supplementally.


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

The commitment fee was originally reported as $207,000. The actual amount of the agreement was $210,000. Because these costs were attributed to the $300,000 convertible debenture, which had actual costs of the financing of $93,000, the commitment fee was recorded as $207,000. Total costs could not exceed the face value of the debenture, thus 100% of the first loan received from Cornell Capital was recorded as having loan fees and expenses equal to 100% of the face value.

The commitment fee has now been reported and disclosed as a financing expense to be amortized over the twenty-four month period of the Standby Equity Distribution Agreement. The $210,000 now appears net of amortization costs of $52,500 on the Consolidated Balance Sheets under Other Assets in the amount of $157,500.

Please see Note 6 and the Consolidated Financial Statements. They have been revised to reflect the requested changes.

      25. Tell us and disclose why you incurred loan fees and expenses equal to 100% of the first loan received from Cornell Capital

The commitment fee was originally reported as $207,000. The actual amount of the agreement was $210,000. Because these costs were attributed to the $300,000 convertible debenture, which had actual costs of the financing of $93,000, the commitment fee was recorded as $207,000. Total costs could not exceed the face value of the debenture, thus 100% of the first loan received from Cornell Capital was recorded as having loan fees and expenses equal to 100% of the face value.

The commitment fee has now been reported and disclosed as a financing expense to be amortized over the twenty-four month period of the Standby Equity Distribution Agreement. The $210,000 now appears net of amortization costs of $52,500 on the Consolidated Balance Sheets under Other Assets in the amount of $157,500.

      26. Disclose the effective interest rate for each borrowing. Refer to APB 21.

Please see Note 6. It has been revised to reflect the information requested.

Note 7. Contracts and Agreements

      27. Please disclose the expense recognized when stock is issued as compensation for services performed. Please also discuss the timing of expense recognition and the basis for determining the value of the stock granted.

Please see Note 7. It has been revised to reflect the information requested.


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Note 8. Long-Term Debt

      28. It appears that the NASCO debt should be discounted to bear a greater rate of interest. We see that the effective rates for your third party borrowings (that is, the Cornell arrangement) are substantially higher than 3.5%. Refer to paragraphs 13 and 14 to APB 21 and revise if necessary to comply with that guidance. In performing your evaluation under APB 21 you should consider the effective rate (not the stated rate), including fees and expenses paid to Cornell. If you believe revision is not necessary, explain your basis in GAAP.

      The NASCO debt is owed to the company owned by Marc Walther, the president of AmeriChip. Although the Company has reviewed the interest rate situation, Mr. Walther wants the Company to pay the minimum required interest for tax and financial purposes. The rate was set at the Applicable Federal Rate established by the Internal Revenue Service. This rate is in the range acceptable to both parties. Future considerations may result in further discounting of this note balance, which both parties acknowledge.

      29. Disclose how the fair values assigned to the inventory and other assets were determined. You disclose that NASCO products have been sold for many years. In MD&A, disclose why none of the inventory was sold through November 2004 and make disclosure about why you believe the recorded amount is recoverable.

      The Company acquired the NASCO products at approximately 30% of replacement cost, by reference to industry catalogues and pricing guides. The inventory represented a broad range of abrasive products form three-foot grinding wheels to sandpaper. The Company's initial sales represented either special order items for specific customers not drawn from inventory or unusual items which were not to be maintained as continuing inventory as established during the transfer process. The recorded amount is recoverable and management expects that the inventory turn for 2005 will approach twice, if not more.

      30. We see that the inventory was acquired from a related party. If the materials were recorded in your financial statements at a greater carrying amount that in the related party's accounting records, explain to us why your accounting is appropriate. Tell how you considered the guidance form SAB Topic 5-G.

      The guidance in SAB Topic 5-G is for limiting the transfer value of property to the cost in the hands of a related transferor. In this case, the inventory was being acquired at less than the basis previously held by the transferor. NASCO transfer was done as a benefit to the Company, so that Mr. Marc Walther would not be in the position of having to split his attentions between the two enterprises. As such, he was willing to receive an amount less than his basis in consideration of the lump-sum transaction, even with the extended payment terms and minimum fair market interest rate.


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

      31.   Disclose the terms of the NASCO note. What is the life of the loan?

Please see Note 8. It has been revised to include the information requested.

      32. We note the third paragraph under Item 8A. Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your CEO and CEO concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section IIF.4 of Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

We have noted this comment and removed the discussion of assurance levels.

      33. Please revise to refer to this annual report on Form 10-KSB. The disclosure currently refers to a report on Form 1 0-QSB.

We have noted this comment and revised the disclosure.

Exhibits 31.1 and 31.2

      34. We see that the certifications fled as Exhibits 31.1 and 31.2 are not in the proper form. The certifications must appear exactly as specified and may not be altered in any way, except that you may alter the introductory language to paragraph 4 and omit paragraph 4(b) in accordance with the transition guidance for reporting on internal control over financial reporting. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certifications of each of your current CEO and CEO in the form currently set forth in Item 601(b)(31) of Regulation S-B. The aforementioned transition guidance is addressed in Release No. 33-8238 "Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports."

We have noted this comment and revised the disclosure in accordance with Release No. 33-8238.


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

Form 8--K Dated December 22, 2004

      35. You indicate that you expected the KSI transaction to close in January 2005. Either provide audited financial statements for this business pursuant to Item 310(g) to Regulation S-B or tell us why those financial statements are not yet required, including when you plan to provide them. Also respond with respect to the pro forma requirements of Item 310 to Regulation S-B

We have noted this comment and revised the document to reflect that although an agreement was executed, there are conditions to closing that require satisfaction before the transaction can be completed. Accordingly, the financial statements are not required as yet.

The Company hereby acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the filing; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,


/s/ Marc Walther

Marc Walther
Chief Executive Officer


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